

CID-B-03-103
August 18, 2003

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk



JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

Enclosed documents are as follows:

- Operating Results for the 1st Quarter Ended June 30, 2003
- Annual Report 2003

Thank you for your attention and cooperation.

Yours faithfully,

Yasuo Okuyama
Executive Officer
Corporate Planning & Communications Group
General Manager
Corporation Communications and Investor Relations Division
JSAT Corporation

Enclosure

8 2-5 1 1 1

August 8, 2003
JSAT Corporation

Operating Results for the 1st Quarter Ended June 30, 2003

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the first quarter ended June 30, 2003. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in the United States (U.S. GAAP).

1. Financial Highlights (unaudited)
2. Overview of Results
3. Cash Flows
4. Current Topic
5. Summary of Consolidated Financial Statements (unaudited)
6. Financial Highlights under Japanese GAAP (unaudited)
7. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
8. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

1. Financial Highlights (unaudited)

JSAT Group's financial highlights for the 1st quarter ended June 30, 2003, are as follows (Figures are rounded off to hundred thousand yen except for share and per share amounts.):

Three months ended	June 30, 2003	June 30, 2002	Change
	¥ Million	¥ Million	%
Revenues	10,882	10,647	+2.2
Operating Income	2,823	2,438	+15.8
Net Income	1,500	1,048	+43.1
Total assets	167,939	178,778	-6.1
Shareholders' equity	94,513	96,130	-1.7
Net operating cash flow	8,267	8,681	-4.8
EBITDA	7,044	6,563	+7.3
EBITDA margin	64.7%	61.6%	+3.1
Earning per share (EPS)	¥3,964.57	¥2,734.90	+45.0
Weighted average number of shares outstanding	378,405	383,154	-

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

2. Overview of Results

Total revenues for the first quarter ended June 30, 2003, increased by ¥235 million, or 2.2%, to ¥10,882 million, compared to ¥10,647 million for the first quarter ended June 30, 2002. There were two primary contributing factors. One was full contribution of revenues from JCSAT-110 Digital Broadcasting Service, which commenced in June 2002. The second factor was additional contracts for telecommunications carrier services for the NTT Group concluded in the second quarter of the previous fiscal year that began contributing to revenues from the beginning of the current fiscal year.

Regarding operating expenses, there were increases in uplink costs associated with the commencement of the JCSAT-110 Digital Broadcasting Service and in-orbit insurance costs associated with satellites added to JSAT's fleet during the previous fiscal year. These increases were outweighed mainly by a decrease in depreciation expenses by replacing certain satellite. Consequently, operating income rose ¥385 million, or 15.8%, to ¥2,823 million. Income before income taxes increased ¥859 million, or 44.2%, to ¥2,802 million, mainly due to lower interest expenses accompanying the scheduled repayment of long-term borrowings and the absence of exchange losses on foreign-currency denominated deposits recorded in the first quarter of the previous fiscal year. As a result, net income jumped ¥452 million, or 43.1%, to ¥1,500 million.

EBITDA rose ¥481 million, or 7.3%, to ¥7,044 million, mainly tracking the large increase in net income. The EBITDA margin also rose 3.1 percentage points to 64.7%.

Effective from the year ending March 31, 2004, JSAT has adopted new service classifications based on the type of client businesses served. The three new classifications are Network-Related Services, Broadcast & Video Distribution Services, and Other Services. Previously, JSAT had four classifications: Telecommunications Business Services, Satellite Broadcasting Services, Telecommunications Carrier Services and Other Services.

First-quarter revenues for each service, based on the new service classifications, were as follows:

(1) Network-Related Services

Revenues from network-related services increased ¥108 million, or 2.6%, to ¥4,207 million compared with the first quarter of the previous fiscal year. While there were bandwidth reductions by certain customers and other factors, overall revenues were lifted by revenues from mainly international services, notably from new contracts for services using transponders on-board JCSAT-2A, which entered service in May 2002. These included new contracts for video transmission services for the Asia-Pacific region and for communications networks linking corporations based in Southeast Asian nations with local telecommunications operators.

(2) Broadcast & Video Distribution Services

Revenues from broadcast & video distribution services increased ¥151 million, or 2.4%, to ¥6,469 million. This increase was mainly due to the commencement of JCSAT-110 Digital Broadcasting Service in June 2002, and the escalation of fees related to JCSAT-4A used for SKY PerfecTV! Services, which has been recognized since the second quarter of the previous fiscal year.

Revenues for each service were as follows.

(¥ Million)

Three months ended	June 30, 2003	June 30, 2002	Change (%)
Network-Related Services	4,207	4,099	+2.6
Broadcast & Video Distribution Services	6,469	6,318	+2.4
Other Services	206	230	-10.4
Total	10,882	10,647	+2.2

3. Cash Flows

Net cash provided by operating activities in the first quarter was ¥8,267 million, ¥414 million less than in the first quarter of the previous fiscal year. Cash inflows were lifted by an increase of ¥452 million in net income and a decrease in trade accounts receivable, but this gain was mitigated primarily by an increase in payments of income taxes; a decrease in advances from customers; and a decrease in depreciation expenses due to the end of service of certain satellites in the previous fiscal year.

Net cash used in investing activities was ¥2,551 million. Payments for property and equipment totaled ¥2,015 million, including ¥974 million for transmission facilities for JC-HITS, which is the satellite-based digital content distribution service for cable-TV operators; ¥726 million in payments for acquiring JCSAT-9 scheduled for launch in 2005; and a payment of ¥89 million for the construction of new facilities at the JSAT's Yokohama

Satellite Control Center. JSAT also made investments of ¥531 million in financial assets for short-term fund management purposes.

Net cash used in financing activities was ¥4,290 million. The primary uses of cash were ¥3,083 million for the repayment of borrowings and ¥1,089 million for the payment of cash dividends.

As a result of the above, cash and cash equivalents were ¥2,932 million as of June 30, 2003.

(¥ Million)

Three months ended	June 30, 2003	June 30, 2002
Operating activities (net cash)	8,267	8,681
Net income	1,500	1,048
Depreciation and amortization	4,059	4,382
Other	2,708	3,251
Investing activities (net cash)	(2,551)	(19,295)
Property and equipment	(2,015)	(1,313)
Business investments	(5)	(61)
Financial investments	(531)	(17,921)
Financing activities (net cash)	(4,290)	12,921
Proceeds from short-term borrowings	-	500
Repayments of short-term borrowings	(2,000)	(1,500)
Repayments of long-term borrowings	(1,083)	(5,099)
Proceeds from issuance of convertible bonds	-	20,000
Payments for dividends	(1,089)	(848)
Other	(118)	(132)
Effect of exchange rate changes on cash and cash equivalents	6	(20)
Cash and cash equivalents at beginning of the fiscal year	1,500	866
Cash and cash equivalents at end of the fiscal year	2,932	3,153

4. Current Topic

- Acquisition of satellite assets from NTT DoCoMo

On July 31, 2003, JSAT and NTT DoCoMo, Inc. reached an agreement on the transfer of NTT DoCoMo's interest in two jointly owned satellites, N-STARa and N-STARb. Pursuant to the agreement, NTT DoCoMo will hereafter lease the two satellites from JSAT to continue providing its proprietary WideStar® satellite mobile communications service. The agreement will also see NTT DoCoMo acquire 4,749 shares, or approximately 1.24%, of JSAT's total number of shares issued and outstanding. The agreement will enable JSAT and NTT DoCoMo to offer even more reliable services, and presents the opportunity for the two companies to actively explore new avenues of collaboration in the satellite mobile communications business.

5. Summary of Consolidated Financial Statements (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of June 30, 2003	As of June 30, 2002
Assets		
Current assets	30,056	35,501
Investments, etc.	14,886	22,010
Property and equipment	120,153	118,091
Other assets	2,845	3,177
Total assets	167,939	178,778
Liabilities and shareholders' equity		
Current liabilities	18,393	17,998
Long-term liabilities	54,420	64,064
Minority interests	612	585
Common stock	53,770	53,770
Additional paid-in capital	35,009	35,009
Retained earnings:		
Appropriated for legal reserve	-	237
Unappropriated	6,337	1,737
Accumulated other comprehensive income	1,700	5,379
Treasury stock	(2,301)	(1)
Total shareholders' equity	94,513	96,130
Total	167,939	178,778

(2) Summary of Statements of Income

(¥ Million)

Three months ended	June 30, 2003	June 30, 2002	Change (%)
Revenues	10,882	10,647	+2.2
Operating expenses	8,059	8,209	-1.8
Operating income	2,823	2,438	+15.8
Other income (expenses)	(21)	(494)	-
Income before income taxes and minority interests	2,802	1,944	+44.2
Income taxes	1,292	885	+46.1
Minority interests	(10)	(11)	-
Net income	1,500	1,048	+43.2

(3) Summary of the Cash Flows Statements

(¥ Million)

Three months ended	June 30, 2003	June 30, 2002
Operating activities (net cash)	8,267	8,681
Net income	1,500	1,048
Depreciation and amortization	4,059	4,382
Other	2,708	3,251
Investing activities (net cash)	(2,551)	(19,295)
Property and equipment	(2,015)	(1,313)
Business investments	(5)	(61)
Financial investments	(531)	(17,921)
Financing activities (net cash)	(4,290)	12,921
Proceeds from short-term borrowings	-	500
Repayments of short-term borrowings	(2,000)	(1,500)
Repayments of long-term borrowings	(1,083)	(5,099)
Proceeds from issuance of convertible bonds	-	20,000
Payments for dividends	(1,089)	(848)
Other	(118)	(132)
Effect of exchange rate changes on cash and cash equivalents	6	(20)
Cash and cash equivalents at beginning of the fiscal year	1,500	866
Cash and cash equivalents at end of the fiscal year	2,932	3,153

6. Financial Highlights under Japanese GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on U.S. and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. Japanese GAAP may differ from U.S. GAAP in material ways. Presented below are summaries of Japanese GAAP consolidated financial results for reference purposes. (Figures are rounded down to hundred thousand yen.)

Financial Highlights under Japanese GAAP on a consolidated basis

Three months ended	June 30, 2003	June 30, 2002	Change
	¥ Million	¥ Million	%
Revenues	10,881	10,647	+2.2
Operating Income	2,934	2,590	+13.3
Net Income	1,603	1,111	+44.3
Total assets	167,028	177,160	-5.7
Shareholders' equity	95,479	97,062	-1.6
Net operating cash flow	8,148	8,549	-4.7
EBITDA	7,066	6,524	+8.3
EBITDA margin	64.9%	61.3%	+3.6

Earning per share (EPS)	¥4,236.42	¥2,901.52	+46.0
Weighted average number of shares outstanding	378,405	383,154	-

Notes:
1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenue.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

7. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

(1) Summary of the Balance Sheets

(¥ Million)

	As of June 30, 2003	As of June 30, 2002
Assets		
Current assets	16,122	30,621
Fixed assets	150,709	146,538
Deferred assets	196	-
Total assets	167,028	177,160
Liabilities and shareholders' equity		
Current liabilities	17,858	17,369
Long-term liabilities	53,056	62,121
Minority interests	634	607
Common stock	53,769	53,769
Additional paid-in capital	31,770	31,770
Retained earnings	11,394	7,041
Unrealized gains on securities	914	4,326
Foreign currency translation adjustment	(67)	154
Treasury stock	(2,301)	(0)
Total shareholders' equity	95,479	97,062
Total	167,028	177,160

(2) Summary of Statements of Income

(¥ Million)

Three months ended	June 30, 2003	June 30, 2002	Change (%)
Revenues	10,881	10,647	+2.2
Operating expenses	7,946	8,055	-1.4
Operating income	2,934	2,590	+13.3
Other income (expenses)	(39)	(594)	-
Ordinary income	2,896	1,996	+45.1
Extraordinary income (expenses)	-	-	
Income before income taxes and minority interests	2,896	1,996	+45.1
Income taxes	1,283	876	+46.5
Minority interests	9	8	+12.5
Net income	1,603	1,111	+44.3

(3) Revenues for Each Service

(¥ Million)

Three months ended	June 30, 2003	June 30, 2002	Change (%)
Network-Related Services	4,207	4,098	+2.7
Broadcast & Video Distribution Services	6,468	6,318	+2.4
Others	205	229	-10.5
Total	10,881	10,647	+2.2

(4) Consolidated Statements of Cash Flow

(¥ Million)

Three months ended	June 30, 2003	June 30, 2002
Operating activities (net cash)	8,148	8,549
Income before income taxes	2,896	1,996
Depreciation and amortization	3,964	4,271
Payments for income taxes	(2,840)	(1,549)
Other	4,128	3,830
Investing activities (net cash)	(2,550)	(19,294)
Property and equipment	(2,014)	(1,312)
Business investments	(5)	(61)
Financial investments	(531)	(17,920)
Financing activities (net cash)	(4,171)	13,052
Proceeds from short-term borrowings	-	500
Repayments of short-term borrowings	(2,000)	(1,500)
Proceeds from long-term borrowings	-	-
Repayments of long-term borrowings	(1,082)	(5,098)
Proceeds from issuance of convertible bonds	-	20,000
Payments for dividends	(1,088)	(848)
Payments for purchase of treasury stock	-	-
Effect of exchange rate changes on cash and cash equivalents	6	(20)
Cash and cash equivalents at beginning of the quarter	1,499	865
Cash and cash equivalents at end of the quarter	2,932	3,153

8. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the first quarter ended June 30, 2003. These financial results and data, which are unaudited, are based on Japanese GAAP.

(1) Subsidiaries

- **Satellite Network, Inc.** (67.0% ownership)

SNET is a major Type 2 telecommunications carrier and a system integrator for satellite communications and broadcasting services including uplink services for SKY PerfecTV!.

(¥ Million)

Three months ended	June 30, 2003
Revenues	1,172
Operating income	48
Ordinary income	49
Net income	26

(2) Affiliates

- **NTT Satellite Communications Inc.** (35.9% ownership)

NTT Satellite Communications Inc. is a Type 2 telecommunications carrier providing companies with satellite intranet services.

(¥ Million)

Three months ended	June 30, 2003
Revenues	751
Operating income	49
Ordinary income	41
Net income	41

- **Pay Per View Japan, Inc.** (20.0% ownership)

Pay Per View Japan, Inc. is a licensed broadcaster which broadcasts 25 channels of movies and other entertainment programs by pay-per-view programming.

(¥ Million)

Three months ended	June 30, 2003
Revenues	3,606
Operating income	(26)
Ordinary income	(28)
Net income	(28)

Operating results for Japan CableCast Inc. and JSAT International Inc., which are before commencement of services, are not described in this report.